

Mail Stop 3720

July 2, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re:** **Alliance Healthcard, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed December 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
>   **December 31, 2008 and March 31, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your supplemental response filed on June 19, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and March 31, 2009

Controls and Procedures

1. We note your responses to comments two and five from our letter dated May 29, 2009 and your proposed disclosure for the amendment to your Form 10-K contained in Exhibit A to your response letter dated June 19, 2009. We further

note your disclosure in your Evaluation of Disclosure Controls and Procedures that your "controls and procedures over financial reporting were ineffective at September 30, 2008." Please revise your disclosure to refer to your "internal control over financial reporting" and either move or repeat this statement in the next subsection where you discuss that management has not completed its assessment of your internal control over financial reporting. In addition, clearly state in that section that there is a material weakness in your internal control over financial reporting in order to clarify that management accepts your auditor's assessment. Provide corresponding changes to the proposed disclosure for the amendments to your Forms 10-Q for the quarters ended December 31, 2008 and March 31, 2009 contained in Exhibits B and D to your response letter dated June 19, 2009.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350.

Sincerely
/s Kathleen Krebs, for

Larry Spirgel
Assistant Director